

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 13, 2009

Ian Cameron
Chief Financial Officer
Methanex Corporation
1800 Waterfront Centre, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1

      **RE:    Methanex Corporation**
               **Form 40-F for Fiscal Year Ended December 31, 2008**
               **File No. 0-20115**

Dear Mr. Cameron:

     We have completed our review of your Form 40-F and related filings and have no further comments at this time.

     If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Andy Schoeffler, Attorney, at (202) 551-3748.  Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

                         Sincerely,

                         John Hartz
                         Senior Assistant
                         Chief Accountant